Exhibit 99.3

TRILLION ENERGY APPOINTS NEW CHIEF OPERATING OFFICER

January 22, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), an oil and natural gas producer in Turkey, is pleased to announce the appointment off Al Thorsen as Chief Operating Officer. As part of his duties, Mr. Al Thorsen will be responsible for the production operations of SASB gas field as well future drilling activities in Turkey and abroad.

Mr. Thorsen will be leading the production enhancement initiatives, with the highest priority being to increase production of the SASB gas wells, including for the five new wells drilled last year, as well as future planned workovers and sidetracks on several older wells. Mr. Thorsen strongly believes in the production capability of the SASB wells as conventional gas reservoirs.

With a proven track record in expanding and leading domestic and international operations, Mr. Thorsen brings a wealth of experience developing and leading large cross-functional teams, consistently achieving robust strategic objectives for high-profile organizations within the energy industry including implementing comprehensive technical solutions.

Highlights of his career include: Valeura Energy Inc. (TSX:VLE) as operations manager in Turkey where he managed 55 employees, 300 natural gas wells and 500 km gas gathering system; Journey Energy (TSX:JOY), leading a production team where he directed joint ventures and production engineering to 10,000 BOE/d. He has also held positions with Rio Alto Exploration, a 100,000 BOE/d international company as country manager and production manager, Zargon Oil and Gas as VP of Operations, Orleans Energy as VP of Operations, and Central Petroleum as COO.

Mr. Thorsen has substantial experience in Turkey, with artificial lift in an international production environment. He holds a Bachelor of Science in Petroleum Engineering and graduated 1986 from Montana College of Mineral Science & Technology, Butte, Montana.

“I am confident that Mr. Thorsen’s extensive artificial lift and gas production expertise will improve our operational effectiveness accelerating production at the SASB gas field.” said Arthur Halleran, CEO.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in three oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran

1-778-819-1585

e-mail: info@trillionenergy.com

ahalleran@trillionenergy.com

www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward- looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.